Exhibit 99.2

PRESS RELEASE

AerCap Analyst and Investor Call Today on Purchase and Leaseback Agreement with LATAM

Amsterdam, The Netherlands; 29 May 2013, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) announced that the AerCap management will host a conference call today, Wednesday, May 29, 2013 at 4:30 pm Eastern Time / 10:30 pm Central European Time in connection with today’s press release on the purchase and leaseback agreement with LATAM. The call can be accessed live by dialing (U.S./Canada) +1646 254 3360 or (International) +31(0)20 721 9158 and referencing code 5218386 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations” or using the following link: http://www.media-server.com/m/p/6chric4i.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

To participate in the event, please register by emailing: (aercap@collegehill.com).

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (College Hill): +44 (0)20 7866 7887 (aercap@collegehill.com).

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has over $10 billion of assets and a fleet of 366 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com